Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

03 JUN 16 AM 7:21





03022673

**Exemption pursuant to Rule 12g3-2(b)** **82-4567**

**Submission of: Other information**

Lima, June 11th,2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached the list of our shareholders that up to the end of May, had a share participation higher than 0.5% of the shares with right to vote.

Faithfully yours



MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**FERREYROS S.A.A.** **20030611 08:38:16 GFACP113**

**RELACION DE ACCIONISTAS** **Pag. 1**

| SECU | T/A | N° DOC | NOMBRES | ACCIONES | V.UNIT | PORCENTAJE |
|---|---|---|---|---|---|---|
| 1 | R | 20100210909 | LA POSITIVA SEGUROS Y REASEGUROS S.A. | 20,424,186 | 1.1000 | 12.619177 |
| 2 | R | 20157036794 | IN - CARTADM | 15,955,507 | 1.1000 | 9.858183 |
| 3 | R | 20170124449 | NV -CARTADM | 11,736,404 | 1.1000 | 7.251391 |
| 4 | X | 038013580 | HORSESHOE BAY LIMITED | 10,462,028 | 1.1000 | 6.464012 |
| 5 | * | 021009695 | ATLANTIC SECURITY BANK | 10,169,875 | 1.1000 | 6.283504 |
| 6 | E | 08191212 | MONTERO ARAMBURU EDUARDO | 9,762,843 | 1.1000 | 6.032017 |
| 7 | R | 20111691631 | GONDOMAR S.A. | 7,921,590 | 1.1000 | 4.894391 |
| 8 | R | 20143980821 | HO - CARTADM | 6,421,762 | 1.1000 | 3.967715 |
| 9 | R | 20136975669 | INTERNATIONAL MACHINERY CO. S.A. | 6,229,226 | 1.1000 | 3.848756 |
| 10 | R | 20142829551 | PR - CARTADM | 6,091,335 | 1.1000 | 3.763559 |
| 11 | R | 20171049262 | INVERSIONES VARESLI S.A. | 5,747,196 | 1.1000 | 3.550931 |
| 12 | * | 027012415 | HYBISCUS CAPITAL LTD. | 4,928,742 | 1.1000 | 3.045246 |
| 13 | * | 021015391 | DUCKTOWN HOLDINGS S.A. | 3,252,807 | 1.1000 | 2.009762 |
| 14 | R | 20137909813 | NORTENSIA S.A. | 2,660,222 | 1.1000 | 1.643630 |
| 15 | R | 20119821151 | INMOBILIARIA 301, S.A. | 2,638,434 | 1.1000 | 1.630169 |
| 16 | R | 20215376916 | BUSLETT S.A. | 2,575,247 | 1.1000 | 1.591128 |
| 17 | R | 20100047218 | BANCO DE CREDITO DEL PERU | 2,285,631 | 1.1000 | 1.412188 |
| 18 | E | 07778914 | SOLANO MORALES ENRIQUE | 1,430,000 | 1.1000 | 0.883532 |
| 19 | * | 024008385 | UBS AG ZURICH | 1,359,515 | 1.1000 | 0.839983 |
| 20 | E | 08231541 | MULANOVICH CARMEN BARRIOS DE | 1,315,959 | 1.1000 | 0.813071 |
| 21 | E | 07270871 | FERREYROS ALVAREZ-CALDERON-DE CARMEN | 1,259,761 | 1.1000 | 0.778349 |
| 22 | E | 08243244 | MONTERO MUELLE ALFONSO | 1,193,639 | 1.1000 | 0.737495 |
| 23 | E | 09177929 | ARRARTE FERREYROS-DE VICTORIA | 1,111,643 | 1.1000 | 0.686834 |
| 24 | R | 20100228352 | CORPORACION CERVESUR S.A.A. | 930,728 | 1.1000 | 0.575055 |
| 25 | R | 10072743267 | FERREYROS DE LOREDO ANA TERESA | 897,482 | 1.1000 | 0.554513 |
| 26 | E | 07272496 | FERREYROS ASPILLAGA CARLOS | 828,641 | 1.1000 | 0.511980 |
| 27 | E | 07277264 | ESPINOSA BEDOYA OSCAR | 817,686 | 1.1000 | 0.505211 |